[SHIP LOGO] [VANGUARD(R) LOGO]
                                                  P.O. Box 2600
                                                  Valley Forge, PA 19482-2600

                                                  610-669-1538

                                                  Judy_L_Gaines@vanguard.com



June 11, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission             VIA ELECTRONIC FILING
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD CONVERTIBLE SECURITIES FUND
         FILE NO. 33-4424

Dear Mr. Sandoe,

  The following responds to comments forwarded by Brion Thompson regarding Post-Effective Amendment No. 36 that was filed on April 26, 2007.


COMMENT:       PROSPECTUS - PLAIN PRIMARY INVESTMENT STRATEGIES
---------------------------------------------------------------
Comment:       Please provide the basis for considering "debt securities with warrants or common stocks attached" to be convertible securities.

Response:      Convertible securities are not limited to "convertible bonds."
               Warrants are a type of security, usually issued together with a bond or preferred stock, which entitle the holder to buy a proportionate amount of stock at a specified price, which is usually higher than the market price at the time of issuance, for a period of years or to perpetuity. A warrant is often referred to as a "sweetener," to enhance the marketability of the accompanying fixed income security. Warrants, when combined with a bond or preferred stock, resemble a convertible bond.


COMMENT:       SAI - MATERIAL CONFLICTS OF INTEREST
---------------------------------------------------
Comment:       The current disclosure explains how the advisor seeks to prevent material conflicts of interest. Please include some disclosure explaining what the potential conflicts are or might be.

Response:      Our existing disclosure explains that managing multiple accounts and resulting trade allocation concerns are the material conflicts of interest facing the Fund's advisor. However, we will add to our existing disclosure in response to the comment to further elaborate regarding this concern.


COMMENT:       TANDY REQUIREMENTS
---------------------------------
As required by the SEC, the Fund acknowledges that:

            - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
            - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
            - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




  Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.


Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department